THE TOPEKA CAPITAL-JOURNAL
                               September 23, 1996

                             WESTERN TO HELP CHINA
                             BOOST ITS POWER PLANTS

$500 million deal will give utility partial ownership of 7 Chinese plants.

By Jim McLean
The Capital-Journal

         In a formal ceremony that had all the trappings of a major diplomatic event, Western Resources on Wednesday entered into a partnership with China to upgrade power plants in that nation's central provinces.

         Western officials said the $500 million agreement will position the Topeka-based company ahead of other utilities in the scramble to capitalize on China's rapidly expanding economy.

         "Together, we are making a moment in history," said John Hayes Jr., Western's chairman and chief executive officer. "For Western Resources, the partnership significantly broadens our global reach, further signaling the company's expansion into the world's power market and strengthening our future."

         The partnership between Western and a subsidiary of the government-run China Power Investment Corp. will give Western partial ownership of seven existing power plants. The companies are planning to increase the generating capacities of the plants to a combined 2,000 megawatts, enough to provide power to about 1.5 million homes.

         The bulk of Western's investment -- approximately $400 million -- will be raised through bank loans and the issuance of bonds.

         David Wittig, Western's president, said that about 50 other utilities had tried and failed to strike similar deals with the Chinese.

         "I'm certain that any other electric company in this country as well as the world would be envious of the position we've established," Wittig said.

         The deal was negotiated by the Wing Group, a Western subsidiary headquartered in Houston that specializes in development of international power projects.

         "For the U.S. to be winners in the electric business worldwide, we must win in China," said John Wing, chairman of the Company that bears his name.



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         The U.S. Energy Information Administration has reported that China's demand for electricity more than quadrupled from 1971 to 1990. It is expected to double again by 2010.

         Wing said flatly that he didn't believe recent tensions between the governments of the United States and China should deter American businesses from investing in China.

         "The United States and China must be friends," Wing said.

         The best way to accomplish that is for the nations "to establish strong economic interdependence," he said.

         Li Xiaolin, one of three CPI officials on hand for the signing ceremony conducted in a lavishly decorated meeting room in Western's downtown headquarters, said the agreement establishes a "family" relationship between Western and the Chinese company.

         Borrowing a sentiment from the Kansas motto -- "To the stars through difficulty" -- Li said she had lofty expectations for the partnership.

         "I'm sure that we can reach the stars together," she said, speaking from hand-written notes.

         If all goes according to plan, Western shareholders and ratepayers also will see benefits.

         Wittig said the transaction is expected to add 10 cents a share to Western's earnings in 1997 and another 25 cents a share by the end of 1996. Western's earnings per share for the 12-month period ending June 30 were $2.84.

         "Any time you can make more money, it's good for both the shareholders and the ratepayers," Wittig said.

         Nodding his head in agreement, Hayes added, "It simply enhances our ability to continue to provide service at among the lowest rates in the nation."

         Analysts who monitor the electric industry as it prepares for deregulation said Western's increased emphasis on international ventures will pay dividends when competition comes to the domestic market.

         "I think that companies that do not have at least an awareness of what's going on internationally could be at a competitive disadvantage in the U.S.," said Gregory Enholm, the director of research at Redwood Securities Group in San Francisco.

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         The joint venture by Western and CPI will be managed through an office to be established in Hong Kong.

         Reprinted for informational purposes only with permission from the Topeka-Capital Journal

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The following newspaper articles are provided for your information and are used with the expressed permission of the original publishers. The beliefs and opinions expressed in these articles are solely those of the newspapers which originally published them.

                              THE KANSAS CITY STAR.
                                 October 2, 1996

                         WESTERN PUSHES TAKEOVER HARDER

                    KCP&L STOCKHOLDERS are mailed guidebooks
                           for tendering their shares.

By Martin Rosenberg
Staff Writer

         Western Resources Inc. said Tuesday that it was stepping up its hostile takeover campaign against Kansas City Power & Light Co.

         The Topeka-based utility, which blocked KCP&L's planned merger with UtiliCorp United Inc., is mailing KCP&L shareholders a guidebook to help them tender their shares.

         Several weeks ago, Western disclosed that about 2 percent of KCP&L shares had been tendered. Western spokeswoman Michel' Philipp declined to provide an updated figure. KCP&L Chairman Drue Jennings has said he was pleased with the low level of support for Western's offer by KCP&L shareholders.

         However, Philipp said there had been an upswing in the number of shares tendered since KCP&L and UtiliCorp officially ended their merger plan Sept. 17.

         "With the mailing that should be hitting mailboxes of shareholders (this week), we will be aggressively pursuing the exchange process," Philipp said.

         KCP&L is regrouping and developing new strategies to achieve its growth objectives, Jennings said.

         But its management and board of directors have steadfastly refused to discuss a possible merger with Western.

         Industry experts say KCP&L probably will seek a merger with a friendly "white knight," such as Union Electric Co. of St. Louis. But KCP&L is expected to have a hard time orchestrating a deal that would top Western's offer of $31 worth of Western stock per KCP&L share.


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         Western showed sensitivity to shareholders' concerns about excessive mailings tied to the utility merger battles.

         "We will significantly limit the mail they receive about the offer," Western Chairman John E. Hayes Jr. said.

         At recent shareholders' meetings, some investors complained about an unending barrage of mailings and telephone calls from the utilities and their representatives.

         Western's offer is to expire at 5 p.m. Oct. 25 but could be extended. Western is expected to release a tally of tendered shares at that time.

         Under Missouri law, Western needs to secure at least 90 percent of KCP&L shares to force a merger. But at the very least, Western is seeking to get more than 50 percent of KCP&L shares tendered to force KCP&L's management and board to discuss a deal, Philipp said.

         Reprinted for informational purposes only with permission from The Kansas City Star.

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                                   Kansas City
                               BUSINESS JOURNAL(R)
                              September 20-26, 1996

                         Months of furious battle leaves
                                 KCP&L bleeding

By Tom Linafelt
Staff Writer

         The defeat of its proposed merger with UtiliCorp United could cost the Kansas City Power & Light Co. $75 million.

         After spending five months and more than $28 million, official of KCP&L and UtiliCorp conceded defeat after their proposed $1.7 billion merger failed to get the support of those holding most of KCP&L's shares.

         The defeat is especially costly to KCP&L, which is attempting to fend off a hostile takeover bid from Topeka-based Western Resources. Western is attempting the first hostile takeover in the utility industry.

         "KCP&L shareowners proved they're not the nitwits Drue Jennings and the KCP&L management has made them out to be," Western President David Wittig said. "They own stocks. They know about business transactions. They can recognize a better deal when they see one. That's what happened."

         KCP&L officials did not respond to Wittig's comments, but stressed that the outcome of the vote and termination of the UtiliCorp merger was not a victory for Western.

         "Of course Western would like people to believe that we're out of options and their offer is the only one out there," said KCP&L spokeswoman Pam Levetzow. "That is not the case. Our board continues to recommend that shareholders do not tender their shares to Western."

         Because its shareholders rejected the UtiliCorp proposal, KCP&L must pay UtiliCorp $5 million under terms of the defeated merger agreement. In addition, if KCP&L merges with another company in the next two-and-a-half years, KCP&L must pay UtiliCorp an additional $53 million.

         "The $5 million will be a wire transfer. Any termination payments beyond that are speculation," KCP&L's Levetzow said.

         Such breakup fees are commonly included in merger agreements to show each company's commitment to the combination and to

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compensate companies for time and money spent preparing for a failed merger.
KCP&L officials did not dispute the fees.

         KCP&L is likely to merge with another company as part of a trend toward consolidation in the energy utility industry. About $23 billion worth of utility mergers have been announced in 1996, according to Securities Data Co. That figure already tops 1995's $17.9 billion in utility deals.

         But, should Western win control of KCP&L, the $53 million termination fee might become the topic of legal action, according to Western President Wittig.

         "We certainly wouldn't take over the (KCP&L) board and turn around and write UtiliCorp a $53 million check," Wittig said. "We might challenge the fee based on the breach of fiduciary duty that agreement represents."

         "The agreement is straightforward," UtiliCorp spokesman Jerry Cosley said. "There was no breach of fiduciary duty."

         Wittig, who oversaw more than 150 mergers before joining Western, said companies have succeeded in getting termination payments reduced or eliminated in the courts. The $53 million termination fee also makes KCP&L less attractive to potential buyers of KCP&L who, because of their location, could not match the $1 billion merger savings available in a Western/KCP&L merger, Wittig said. Western and KCP&L service areas border each other, and the companies share ownership of three power plants.

         Any "white knight" looking to combine with KCP&L to save it from Western's hostile bid would need deep resources, Wittig said.

         "Any company looking to buy (KCP&L) is looking at paying UtiliCorp $53 million and topping our offer by 10 percent."

         KCP&L and UtiliCorp officials said a successful merger would have cost the two companies a combined $40 million. A Western/KCP&L combination would cost $30 million, Wittig said.

         The battle has cost the three companies a total of more than $48 million.

         Western spent $20 million in its effort to derail the KCP&L/UtiliCorp merger, Wittig said.

         Through mid-August, UtiliCorp had spent $12 million on the merger proposal, according to spokesman Cosley.


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         During July court proceedings, Jennings said his company had spent $11 million on the UtiliCorp proposal and $5 million defending itself against Western's hostile bid through June. Expenses for July and August have not been tabulated, KCP&L officials said.

         But KCP&L's financial adviser, Merrill Lynch Pierce Fenner & Smith, collected more than $4.6 million in two installments. The company collected $2.3 million when the merger agreement was signed in January, and a second $2.3 million after the Aug. 16 shareholder vote. Merrill Lynch would have collected an additional $2.3 million upon closure of the KCP&L/UtiliCorp merger.

         KCP&L also hired New York-based attorneys Skadden Arps Slate Meagher & Flom as its legal adviser; D.F. King & Co. as its proxy solicitor; and Abernathy MacGregor Scanlon as its public relations consultant.

         UtiliCorp hired Donaldson Lufkin & Jenrette Securities Corp. as its financial advisor.

         Local law firms cashing in on the merger battle include Bryan Cave, which represented KCP&L, Stinson Mag & Fizzell, which represented Western Resources, and Blackwell Sanders Matheny Weary & Lombardi, which represented UtiliCorp.

         KCP&L officials said they would take several months to explore the company's options.

         Now that the UtiliCorp merger has been defeated, Western will step up its offer to exchange $31 worth of Western stock for each share of KCP&L stock,which has hovered around $27.50. The deadline for the exchange offer is Oct. 25, but it could be extended.

         "We didn't want to confuse shareowners with several different messages," said Wittig. "The first step was to defeat the UtiliCorp merger. Now our exchange offer is the only issue facing the KCP&L share owner."

         Results certified Tuesday indicate that KCP&L shareholders owning 38 percent of the company's shares supported the UtiliCorp merger. The merger proposal needed a majority to move forward.

         THIS ARTICLE APPEARED IN VOLUME 15, NUMBER 1 OF THE KANSAS CITY BUSINESS JOURNAL ON SEPTEMBER 20-26, 1996. IT HAS BEEN REPRINTED WITH PERMISSION FROM THE KANSAS CITY BUSINESS JOURNAL AND FURTHER REPRODUCTION BY ANY OTHER PARTY IS STRICTLY PROHIBITED. COPYRIGHT 1996.

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